UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street

Tel Aviv 6492102, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Restrictions on, and Procedure for, Attendance at 2020 Annual Shareholder Meeting

B Communications Ltd. (“BCOM” or the “Company”) hereby informs its shareholders that it is implementing precautionary measures in connection with attendance at the Company’s upcoming 2020 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 4:00 p.m. (Israel time) on Thursday, April 30, 2020, at BCOM’s offices, located at 144 Menachem Begin Street, Tel Aviv 649210, Israel.

Israeli law regulations presently limit public gatherings as a result of the current COVID-19 (coronavirus) outbreak. BCOM furthermore desires to reduce the risk of further spreading of the virus, and to safeguard the well-being of shareholders, board and BCOM representatives at the Meeting.

Consequently, BCOM requests that any shareholder holding BCOM ordinary shares, par value 0.1 New Israeli Shekels per share (“ordinary shares”), as of the close of business on the record date for the Meeting (Monday, March 30, 2020) who is entitled to vote at the Meeting and desires to attend the Meeting please inform the Company in advance. Any such shareholder should contact our investor relations manager, Yuval Snir— email (yuval@bcomm.co.il) or telephone (+972-58-700-4000)— on or prior to 6:00 p.m., Israel time, on Tuesday, April 28, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record. If you hold your shares in “street name” (through a bank or broker, whether on NASDAQ or the Tel Aviv Stock Exchange (“TASE”)), please attach to your email the required proof of ownership described in the proxy statement for the Meeting, namely:

(i)	If you hold your shares on NASDAQ, a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting (March 30, 2020).
(ii)	If you hold your shares on the TASE, a proof of ownership (ishur baalut) as of the record date, issued by the TASE member through which you hold your ordinary shares.

Based on the number of responses that the Company receives from shareholders interested in attending the Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli law coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date), or whether to enable those shareholders to attend via electronic/ remote means. The Company will respond to the relevant shareholders on the following day (Wednesday, April 29) in order to provide to them logistical information as to how they will be able to attend the Meeting.

The agenda for the Meeting and background information regarding the proposals to be considered at the Meeting, the required majority for approval of the proposals at the Meeting, and additional general information concerning the Meeting are all included in the Notice of 2020 Annual General Meeting of Shareholders and related Proxy Statement. Those documents were appended as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that the Company furnished to the U.S. Securities and Exchange Commission on March 24, 2020 and filed with the TASE and Israeli Securities Authority via the Israeli filing platform, MAGNA (http://www.magna.isa.gov.il or http://maya.tase.co.il) on March 25, 2020, and which were also distributed to the Company’s shareholders in connection with the Meeting.

BCOM continues to monitor the COVID-19 (coronavirus) situation in Israel and the related Israeli law regulations, and may communicate further in relation to the holding of, and participation in, the Meeting prior to the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: April 21, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer